Exhibit 12

Consolidated Ratios of Earnings to Fixed Charges

	Nine months ended	Years ended December 31,
	September 30, 2008	2007	2006	2005	2004	2003
Excluding interest on deposits	14.0x	14.8x	3.6x	7.3x	15.2x	21.4x
Including interest on deposits	1.8x	1.5x	1.4x	1.9x	2.9x	2.8x

Note: The ratio of earnings to fixed charges is calculated by adding income before income taxes plus fixed charges and dividing that sum by fixed charges.

	Nine months ended	Years ended December 31,
	September 30, 2008	2007	2006	2005	2004	2003

Income before income taxes	15,902	17,075	13,731	18,903	19,193	18,087

Interest on deposits, borrowings and long-term debt	19,785	36,483	34,444	20,123	9,860	10,262

Total fixed charges, including interest on deposits	19,785	36,483	34,444	20,123	9,860	10,262

Total fixed charges, excluding interest on deposits	1,222	1,237	5,373	3,018	1,349	886